Exhibit 6.4

SEPARATION AGREEMENT

This Agreement, effective November 30, 2014, is made by and between Cytonics Corporation, a Florida corporation, its affiliates, owners, officers, members, agents, successors and assigns, including but not limited to GammaSpine, Inc. (“GammaSpine”), Gaetano J. Scuderi, M.D. (“SCUDERI”) (collectively, “COMPANY”) and Lewis Hanna, an individual (“HANNA”) (collectively “Parties”).

WHEREAS, COMPANY previously hired HANNA effective on or about February 1, 2008, and entered into an Employment Relationship with him on that date, and subsequently entered into an Employment Agreement (“Employment Agreement”) with him on February 24, 2012, which both parties now want to terminate; and

WHEREAS, the Parties now enter into this Separation Agreement in order to document the terms thereof;

WHEREAS, SCUDERI, as Chairman of the Board and President, has authority to enter into this Agreement on behalf of himself, GammaSpine, Inc. and Cytonics Corporation, and to bind COMPANY to this Agreement;

NOW, THEREFORE, HANNA and COMPANY enter into this Agreement based upon the consideration stated herein, the receipt and sufficiency of which each Party hereby acknowledges.

Consideration/ Release

In consideration for the payments and benefits received pursuant to this Agreement, HANNA hereby waives any and all claims and releases COMPANY, its affiliates, owners, officers, members, agents, successors and assigns, from any and all causes of action which HANNA had, has, or may have against COMPANY up until the effective date of this Agreement, and agrees to indemnify and hold ALL COMPANY harmless from any claims against ALL COMPANYS caused, directly or indirectly, by the acts and/or omissions of HANNA.

COMPANY agrees to continue to pay HANNA his current rate of salary for six (6) months following the effective date of this agreement, as per the terms of the Employment Agreement clause related to termination without cause.

COMPANY also hereby verifies and agrees that HANNA currently owns and will continue to own shares of Company common stock, and stock options as listed in the COMPANY stock log-book. As long as HANNA continues to provide assistance and cooperation to the company as requested for six (6) months following the effective date of this agreement, all stock options awarded to HANNA will not be cancelled, expired or forfeited as a result of HANNA’s separation from the company.

Confidentiality

HANNA acknowledges and agrees that all information about the COMPANY’s business, processes, procedures, strategies, financial data, operational practices, interactions with vendors or customers, sales or marketing plans and the like, not generally known to the public is confidential and proprietary, and shall not be disclosed by HANNA to anyone without the COMPANY’s prior express written permission (“Proprietary Information”). HANNA agrees that he/she shall not directly or indirectly, use, divulge or make accessible to any person or entity any of the Proprietary Information. The following information shall not be considered to be Proprietary Information: a) information which HANNA had in his possession prior to being employed by COMPANY; b) information generally known to the public or in the public domain (not as a result of any action or omission by HANNA; and/or c) information which was disclosed to HANNA by a third party entitled to disclose or make available such information.

Non-Disparagement

HANNA agrees that he will not disparage COMPANY, its affiliates, owners, officers, members, agents, successors and/or assigns, or engage in conduct that is detrimental to the COMPANY. Similarly, COMPANY agrees that its affiliates, owners, officers, members, agents, employees, successors and/or assigns will not disparage or engage in conduct that is detrimental to HANNA. As it relates to employment references, the COMPANY will provide employment references for HANNA, stating only the dates worked and the position(s) held.

The Parties acknowledge that there is no adequate remedy at law for a breach of the Confidentiality and/or Non-Disparagement provisions contained in this Agreement; consequently, each Party consents to the other Party’s receipt of injunctive relief regarding any such breach.

Cooperation

HANNA acknowledges that for a period of time up to 12 months after separation of employment, COMPANY may need HANNA’s assistance and cooperation. HANNA agrees to cooperate with any and all such reasonable requests.

HANNA shall return all property of COMPANY, including keys, credit cards, files, equipment, etc. However, to facilitate the providing of cooperative assistance and services, HANNA will retain his Cytonics email address and be allowed access to certain files and materials.

Other

If any provision of this Agreement is deemed invalid, the remaining provisions shall not be affected.

The Parties certify that they have read the terms of this Agreement, that they have each had the opportunity to consult with an attorney of their choice before signing this Agreement, and understand the terms and effects of this Agreement.

This Agreement shall be legally binding upon HANNA and HANNA’s heirs, administrators, representatives, executors and assigns. This Agreement shall be legally binding upon COMPANY, its officers, directors, shareholders, affiliates, owners, members, agents, successors and assigns

The Parties certify that this Agreement contains the entire understandings and agreements between the Parties, and that the terms and conditions contained herein supersede any and all prior agreements and/or understandings between the Parties.

This Agreement shall in all respects be interpreted and construed in accordance with, and governed by, the laws of the State of Florida, and Palm Beach County shall be the venue to resolve any and all disputes. Parties also agree that the prevailing party shall be entitled to reasonable attorney fees, expense and costs associated with the litigation of any and all disputes.

SIGNATURES AND ACKNOWLEDGEMENTS

THE PARTIES CERTIFY THAT THEY HAVE CAREFULLY READ THIS ENTIRE AGREEMENT, THAT THE ACKNOWLEDGEMENTS SET FORTH ABOVE ARE TRUE AND THAT THEY HAVE SIGNED THIS AGREEMENT VOLUNTARILY.

LEWIS S. HANNA	Date

Gaetano Scuderi, M.D.,	Date
President, Chairman of the Board For CYTONICS CORPORATION

Gaetano Scuderi, M.D., Individually	Date

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